

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 22, 2010

Nathan J. Mazurek
Chief Executive Officer
Pioneer Power Solutions, Inc.
9 West 57th Street, 26th Floor
New York, NY 10019

> **Re: Pioneer Power Solutions, Inc.**
> **Amended Registration Statement on Form S-1**
> **Filed March 10, 2010**
> **File No. 333-164504**

Dear Mr. Mazurek:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Write-down of Advances to Companies Controlled by Stockholders, page 13

1.   We note your response and revisions in response to prior comment 12. As previously requested, please explain to us why this amount is appropriately reflected as a non-operating expense in your financial statements, citing any authoritative literature upon which you are relying. Additionally please discuss any consideration you gave to recording this as an equity transaction.

Liquidity and Capital Resources, page 13

2.   We note your response to prior comment 14. Please revise your disclosures to discuss the underlying reasons for the significant increase in your operating assets despite the decline in your revenues during 2009.

3.   Please refer to prior comment 34. Given the significance of your accounts receivable balance at December 31, 2009, please revise your MD&A to discuss the basis for your estimate that your current reserve of $43,000 is adequate. Discuss how your results of operation, financial condition and or liquidity may be affected if actual results significantly differ from your estimates.

Management, page 20

4.   Please provide the disclosures required by Items 401(e) of Regulation S-K.

Summary Compensation Table, page 21

5.   Expand the summary compensation table to include amounts paid to Provident Management for travel and entertainment expenses for Mr. Mazurek. For guidance concerning perquisites and other personal benefits, please refer to Release No. 33-8732A available at http://www.sec.gov/rules/final/2006/33-8732a.pdf.

Certain Relationships and Related Transactions, page 23

6.   Please revise to disclose your policies and procedures, if any, for the review, approval, or ratification of related party transactions. Please refer to Item 404(b) of Regulation S-K. Please also disclose the policies and procedures, if any, you applied to the review, approval, or ratification of the related party transactions described under this heading.

7.   Please revise the first paragraph of page 24 to disclose the number of shares retained by stockholders in Sierra Concepts Holdings.

Exhibits

8.   Please revise your exhibit index to reflect that you have requested confidential treatment for portions of exhibits 10.34 and 10.35.

Consolidated Statements of Cash Flows, page F-6

9.   Please refer to prior comment 32. We note that in your 2008 statement of cash flows advances from limited partners are classified as financing activities and

advances to limited partners are classified as investing activities. Please explain to us and revise your disclosures to clearly indicate the nature of the advances and how you determined the appropriate statement of cash flow classification.

Note 1 – Organization and basis of presentation, page F-7

Reorganization of the Company, page F-7

10.   We note that following the closing of the share exchange transaction the Company transferred its pre-share exchange and pre-private placement assets in exchange for certain indemnification, waiver and releases along with the cancellation of 7,200,000 common shares of the company.   Please tell us and revise your financial statements a) to disclose the nature of any related party relationships in the entities to which the transfer was made, b) the nature of the indemnifications and releases you received and c) how you accounted for the transaction in your financial statements.

Note 7 – Credit Facility, page F-19

11.   We note your response to prior comment 35. Please revise your footnote to disclose the amount of receivables sold to lenders at December 31, 2008 and 2009.   Clearly disclose the significant terms of any receivables sales agreements with your lender(s).

Note 11 - Additional paid-in capital, page F-21

Warrants, page F-21

12.   We note that in connection with estimating the fair value of your warrants you have used the historical volatility of select comparable publicly traded companies. Please describe to us in greater detail the nature of the comparable publicly traded companies you selected and the basis for your conclusion to select those companies. Discuss how you considered factors such as industry, stage of life cycle, size and financial leverage when selecting the comparable companies. Refer to paragraphs 718-10-55-36 and 37 of the FASB Accounting Standards Codification and Question 6 in SAB Topic 14.D.1.

13.   Please tell us and revise your disclosures to discuss how you determined the stock price used in the Black-Scholes option pricing model.

Note 12 – Income Taxes, page F-23

14.   We note from your response to prior comment 37 that you are using statutory rates for Canada in your income tax calculations. Please tell us why you did not

use statutory rates for the United States in your income tax calculations. Refer to paragraph 740-10-50-12 of the FASB Accounting Standards Codification.

Note 13 – Statement of Cash Flows Information, page F-24

15.   We note your responses to prior comments 31 and 39. To help us better understand the conversion differences related to your statements of cash flows, please address the following:

- Provide us with more details regarding your conversion calculations, including disclosure of the year end exchange rates and average exchange rates that you used in your calculations.
- Explain to us how your current presentation and calculations comply with section 830-230-55 of the FASB Accounting Standards Codification.

Note 14 – Pension plan, F-25

16.   We note your response to prior comment 41. Given that the management assumptions made by management can significantly impact your pension expense and pension liability, please revise your MD&A to discuss the significant assumptions that you have made and how your results of operation, financial condition and or liquidity are affected by those estimates. For instance we note that your pension expense includes an actuarial gain of $457,221 but do not see any corresponding discussion describing any actuarial changes.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Eric Atallah at (202) 551-3663 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3805 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax):   Rick A. Werner, Esq.— Haynes and Boone, LLP